KLONDEX MINES LTD

THIRD QUARTER REPORT

MANAGEMENT'S DISCUSSION & ANALYSIS FOR THE THREE AND NINE MONTHS ENDED

September 30, 2014

THIRD QUARTER REPORT	KLONDEX MINES LTD

MANAGEMENT’S DISCUSSION AND ANALYSIS

INTRODUCTION

This Management's Discussion & Analysis ("MD&A") provides a discussion and analysis of the financial condition and results of operations of Klondex Mines Ltd. ("Klondex" or the "Company") to assist a reader in assessing material changes in the financial condition and results of operations of the Company as at and for the three and nine months ended September 30, 2014. This MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements and notes thereto of the Company for the three and nine months ended September 30, 2014. This MD&A should also be read in conjunction with the Company's audited annual financial statements for the year ended December 31, 2013 and the related Management's Discussion & Analysis, all of which are available under the Company's issuer profile on SEDAR at www.sedar.com. Readers are advised to refer to the sections under the headings "Cautionary Notes – Technical Information", "Cautionary Notes – Forward-Looking Information" and "Risk Factors" in this MD&A. Additional information relating to the Company, including the Company's Annual Information Form, is available on www.SEDAR.com.

The Company's unaudited condensed consolidated interim financial statements have been prepared in accordance with In nternational Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including IA IAS 34, Interim Financial Reporting. Unless otherwise stated, all currency amounts included in this MD&A are expresse ed in Canadian dollars.

This MD&A has been prepared as at November 7, 2014.

EXECUTIVE SUMMARY

Klondex focuses on the gold and silver exploration, development, and production in north central Nevada, from its two high-quality gold and silver projects: the Fire Creek exploration project (the "Fire Creek Project" or "Fire Creek") operating under a bulk sampling program begun in 2013 and the Midas mine and milling facility (collectively, the "Midas Mine" or "Midas"). The Midas Mine is fully-permitted and has been producing gold and silver since 1998.

Financial Highlights:

•	Net income was $7.2 million ($0.06 per basic share) for the quarter and $9.3 million ($0.08 per basic share) year-to-date;
•	Cash provided by operating activities before changes in non-cash working capital was $17.8 million for the quarter and $29.5 million year-to-date;
•	Cash balance was $43.2 million at the end of the quarter.
•	The Company sold 23,166 gold ounces and 315,504 silver ounces for the quarter and 46,828 gold ounces and 716,582 silver ounces year-to-date.
•

Production costs per gold equivalent ounce (“GEO”) sold were $613 for the quarter and $676 year-to-date. (The term “Production costs per GEO sold” is a non-IFRS measures and is described under the heading "Non- IFRS Measures"):

o	Fire Creek production costs per GEO sold were $387 for the quarter and $476 year-to-date; and,
o	Midas production costs per GEO sold were $1,021 for the quarter and $1,035 year-to-date;

•	Production costs per gold ounce sold on a by-product basis were $478 for the quarter and $510 year-to-date. (The term “Production costs per gold ounce sold on a by-product basis” is a non-IFRS measures and is described under the heading "Non-IFRS Measures"):

o	Fire Creek production costs per gold ounce sold on a by-product basis were $373 for the quarter and $463 year-to-date; and,
o	Midas production costs per gold ounce sold on a by-product basis were $828 for the quarter and $691 year-to-date; and

•	On September 19, 2014, Klondex was added to the S&P/TSX Small Cap Index which serves as an investable index in addition to a benchmark for the Canadian small cap market.

THIRD QUARTER REPORT	KLONDEX MINES LTD

Operational highlights:

•	The Company recovered 33,339 gold ounces and 364,435 silver ounces for the quarter, and 63,977 gold ounces and 847,825 silver ounces year-to-date:

o	Fire Creek recovered 26,983 gold ounces and 25,987 silver ounces for the quarter and 51,446 gold ounces and 44,956 silver ounces year-to-date; and,
o	Midas recovered 6,046 gold ounces and 338,448 silver ounces for the quarter and 12,155 gold ounces and 802,869 silver ounces year-to-date;

•	All majjor infrastructure for Fire Creek is in place with the construction of the rapid infiltration basin ("RIB");
•	On September 30, 2014, the Company announced a revised resource for Midas increasing the measured and indicated gold equivalent ounces by 142,000 (37%) and the inferred gold equivalent ounces by 212,000 (280%);
•	On April 29, 2014 the Company filed its Preliminary Economic Assessment (“PEA”) of the Fire Creek Project, Lander County, Nevada with an effective date of January 31, 2014. On October 8, 2014, the Company released the results of 124 infill and core holes completed since February 1, 2014 for a total of 12,490 meters (40,976 feet).

Corporate highlights:

•	On February 11, 2014, the Company acquired the Midas Mine from Newmont USA Limited. The Midas acquisition was financed through a subscription receipt financing, a debt financing and the gold purchase arrangement; and
•	On July 30, 2014, the Company completed a bought-deal public offering of common shares of the Company for aggregate gross proceeds of $16,100,000 (the “Offering”).

BOARD OF DIRECTOR UPDATE

The Company welcomed Richard J. Hall as its new Chairman in September 2014. Blair Schultz, former Chairman, be ecame an executive director and will continue to have an active role in the Company.

THIRD QUARTER REPORT	KLONDEX MINES LTD

SUMMARY OF QUARTERLY RESULTS

The following is a summary of the Company's financial results for the eight most recently completed quarters presented in millions except per share amounts:

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	2014	2014	2014	2013	2013	2013	2013	2012
Revenue	$38.0	$36.4	$2.6	Nil	Nil	Nil	Nil	Nil
Net income (loss)	$7.2	$4.4	$(2.4)	$(11.4)	$(1.0)	$(0.8)	$(1.0)	$(0.8)
Net income (loss) per basic share	$0.06	$0.04	$(0.02)	$(0.16)	$(0.02)	$(0.01)	$(0.02)	$(0.02)
Net income (loss) per diluted share	$0.06	$0.04	$(0.02)	$(0.16)	$(0.02)	$(0.01)	$(0.02)	$(0.02)
Price per share	$1.79	$2.00	$1.92	$1.61	$1.39	$1.18	$1.12	$1.25
Cash provided by (used in) operating activities	$16.2	$14.2	$(6.3)	$(1.0)	$(0.4)	$(0.8)	$(0.9)	$(0.5)
Cash	$43.2	$15.1	$7.6	$13.5	$1.0	$1.1	$7.9	$18.0
Current assets	$72.8	$42.1	$24.6	$13.8	$2.7	$1.4	$8.1	$18.3
Current liabilities	$24.6	$20.9	$22.6	$13.5	$8.9	$6.3	$5.7	$15.5
Working capital	$48.2	$21.2	$2.0	$0.4	$(6.2)	$(4.9)	$2.4	$2.8
Total assets	$273.7	$237.7	$237.3	$109.9	$92.1	$91.2	$88.3	$90.4

The 4% increase in revenue during the three months ended September 30, 2014 is primarily due to a 9% increase of gold equivalent ounces sold offset by a 5% decrease in average price per GEO in the third quarter compared to the second quarter of 2014. Prior to and including the first quarter of 20114, proceeds from gold sales from Fire Creek were recorded as an offset to mineral properties. Klondex acquired Midas in the first quarter of 2014 and began to recognize revenue in the first quarter.

THIRD QUARTER REPORT	KLONDEX MINES LTD

FINANCIAL RESULTS

	Three months ended		Nine months ended
		September 30,		September 30,
	2014	2013	2014	2013

Revenues	$38,012,787	$-	$77,083,745	$-
Cost of sales
Production costs	17,254,621	-	37,652,263	-
Depreciation and depletion	7,974,402	-	14,900,176	-
Gross profit	12,783,764	-	24,531,306	-
General and administrative expenses	2,976,545	987,572	7,379,974	2,762,671
Income (loss) from operations	9,807,219	(987,572)	17,151,332	(2,762,671)
Business acquisition costs	-	-	(2,257,018)	-
Gain on change in fair value of derivative	442,514	-	2,034,305	-
Finance charges	(2,751,340)	-	(6,987,316)	-
Foreign currency gain	4,243,667	-	5,255,983	-
Income (loss) before tax	11,742,060	(987,572)	15,197,286	(2,762,671)
Income tax expense	(4,517,000)	-	(5,943,000)	-
Net income (loss)	$7,225,060	$(987,572)	$9,254,286	$(2,762,671)

Net income (loss) per share
Basic	$0.06	$(0.02)	$0.08	$(0.04)
Diluted	$0.06	$(0.02)	$0.08	$(0.04)

Weighted average number of shares outstanding
Basic	118,717,882	64,512,225	112,498,115	64,449,572
Diluted	121,641,031	64,512,225	115,152,301	64,449,572

Revenue

During the three and nine months ended September 30, 2014, Klondex's revenue was $38.0 million and $77.1 million, respectively, from the sale of 23,166 gold ounces and 315,504 silver ounces and 46,828 gold ounces and 716,582 silver ounces, respectively. The revenue increased 4% during the third quarter from the second quarter due to a 9% increase in gold equivalent ounces sold offset by a 5% decrease in the average price per GEO.

The Company did not recognize revenue in 2013. The Company acquired Midas on February 11, 2014 and recorded sales from Midas from the acquisition date. A production decision at Fire Creek has not been made by Klondex as it is still in the bulk sampling phase. The mineralized material extracted from Fire Creek under the bulk sample permit is processed through the Midas mill. Based on the material quantities of gold generated under the bulk sample permit, the Company first recognized revenue from the bulk sample program at the Fire Creek Project in the second quarter of 2014.

Cost of Sales

Production costs for the three and nine months ended September 30, 2014 were $17.3 million and $37.7 million, respectively. Production costs per GEO sold in the three and nine months ended September 30, 2014 were $613 and $676, respectively. Production costs per gold ounce sold on a by-product basis in the three and nine months ended September 30, 2014 were $478 and $510, respectively. See "Non-IFRS Measures". The production costs per GEO sold and the production costs per gold ounce sold on a by-product basis in the third quarter were lower by 16% and 13%, respectively, compared to the second quarter of 2014. Depreciation and depletion costs in the three and nine months ended September 30, 2014 were $8.0 million and $14.9 million, respectively.

THIRD QUARTER REPORT	KLONDEX MINES LTD

Gross Profit

Gross profit in the three and nine months ended September 30, 2014 was $12.8 million and $24.5 million, respectively.

General and Administrative Expenses

General and administrative expenses for the three and nine months ended September 30, 2014 were $3.0 million and $7.4 million, respectively (2013 – $1.0 million and $2.8 million, respectively). During the third quarter G&A expenses increased by $0.8 million compared to the second quarter of 2014. Th he increase is principally related to non-cash share-ba ased compensation expenses. The increase in G&A expenses over the prior year is due to the growth of the Company as a result of the Midas acquisition and bulk-sample production at Fire Creek.

Business Acquisition Costs

Business acquisition costs for the nine months ended September 30, 2014 of $2.3 million were related to the acquisition of the Midas mine and mill. There was no recorded business acquisition cost for the three months ended September 30, 2014.

Gain on Change in Fair Value of Derivative

The Company recorded a gain on the valuation of the derivative associated with a gold supply agreement with a third party (the “Gold Supply Agreement”) in the three and nine months ended September 30, 2014 of $0.4 million and $2.0 million, respectively. The derivative is valued at each quarter end. The reduction in the derivative value is principally related to gold ounces produced and offered under the Gold Supply Agreement and a decrease in the estimated forward gold spot price and in the estimated volatility of gold price over the remaining term of the Gold Supply Agreement.

Finance Charges

The finance charges for the three and nine months ended September 30, 2014 were $2.8 million and $7.0 million, respectively. The finance charges are mainly related to the obligations under the Gold Purchase Agreement (as defined be elow) and the loan payable under the Facility Agreement (as defined below). In 2013, the finance charges were capitalized into the Fire Creek evaluation and exploration assets.

Income Tax Expense

The income tax expense for the three and nine months ended September 30, 2014 was $4.5 million (38.5%) and $5.9 million (39.1% ), respectively. Income tax expense includes the State of Nevada net proceeds tax. The income tax expense reflects unbenefited losses in Canada.

THIRD QUARTER REPORT	KLONDEX MINES LTD

Net Income

Total net income for the three and nine months ended Septembe er 30, 2014 was $7.2 million and $9.3 million, respectively, (2013 – ($1.0 million) and ($2.8 million), respectively). The net income increase for the three and nine months ended September 30, 2014 over the previous year is due to the recognition of revenue and profit from the Fire Creek Project and Midas mine.

THIRD QUARTER REPORT	KLONDEX MINES LTD

CONSOLIDATED OPERATING RESULTS

	Three months	Nine months
	ended	ended
Operating information	September 30,	September 30,
	2014	2014
Ore Tons Mined	54,842	131,871
Mined Ounces (Contained)
Gold	36,825	68,637
Silver	386,161	950,816
Gold equivalent	42,939	83,692
Average Ore Grade
Gold (oz./ton)	0.67	0.52
Silver (oz./ton)
	7.04	7.21
Ore Tons Milled	54,743	122,5117
Milled Ounces (Contained)
Gold	34,876	64,2110
Silver	380,309	888,092
Gold equivalent	40,897	78,271
Midas Mill Recovery Rate
Gold	94.6%	94.1%
Silver	95.8%	95.4%
Ounces Recovered from the Midas Mill
Gold	32,995	60,422
Silver	364,404	847,148
Gold equivalent	38,764	73,835
Ounces Recovered from the Carbon Circuit
Gold	344	1,116
Silver	31	677
Gold equivalent	345	1,127
Gold oz. Produced before Acquisition of Mill[1]
	-	2,439
Total Ounces Produced
Gold	33,339	63,977
Silver	364,435	847,825
Gold equivalent	39,109	77,401
Ounces Sold (1)
Gold	23,166	46,828
Silver	315,504	716,582
Gold equivalent	28,162	58,174
Average realized price ($/ounce)
Gold	$1,374	$1,398
Silver	$19.62	$20.97

Production costs per gold equivalent oz. sold	$613	$676
Production costs per gold oz. sold on a by-product basis	$478	$510

1 Year-to-date includes 2,439 gold ounces reported as sale of mineralized material and credited to the carrying value of Fire Creek properties.

THIRD QUARTER REPORT	KLONDEX MINES LTD

FIRE CREEK OPERATING RESULTS

	Threee months	Nine months
	ended	ended
	September 30,	September 30,
Operating information	2014	2014
Ore Tons Mined	20,049	45,270
Mined Ounces (Contained)
Gold	30,842	56,260
Silver	30,500	52,050
Gold equivalent	31,325	57,084
Average Ore Grade
Gold (oz./ton)	1.54	1.24
Silver (oz./ton)	1.52	1.15
Ore Tons Milled	17,501	39,591
Milled Ounces (Contained)
Gold	28,506	52,047
Silver	27,119	47,039
Gold equivalent	28,935	52,792
Midas Mill Recovery Rate
Gold	94.7%	94.2%
Silver	95.8%	95.6%
Ounces Recovered from the Midas Mill
Gold	26,983	49,007
Silver	25,987	44,956
Gold equivalent	27,394	49,719
Gold oz. Produced before Acquisition of Mill(1)	-	2,439
Total Ounces Produced
Gold	26,983	51,446
Silver	25,987	44,956
Gold equivalent	27,394	52,158
Ounces Sold (1)
Gold	17,825	37,740
Silver	19,181	34,637
Gold equivalent	18,129	38,289
Average realized price
Gold ($/ounce)	$1,373	$1,399
Silver ($/ounce)	$19.09	$20.81
Production costs per gold equivalent ounce sold	$387	$476
Production costs per gold ounce sold on a by-product basis	$373	$463

1 Year-to-date includes 2,439 gold ounces reported as sale of mineralized material and credited to the carrying value of Fire Creek properties.

Development and Exploration

At Fire Creek, the Company continued its underground infill drilling program in the third quarter of 2014, testing the continuity and extent of the Joyce, Vonnie and Karen veins. Underground drilling into the West Zone confirmed the Hui Wu Vein and the Honeyrunner Structure, for a total of five identified parallel mineralized structures at Fire Creek. A total of 6,645 m (21,800 ft.) of underground drilling was conducted in the third quarter and a total of 18,438 m (60,491 ft.) was completed in the nine months ended September 30, 2014.

On April 29, 2014, the Company announced its PEA of the Fire Creek Project with an effective date on January 31, 2014. On October 8, 2014 the Company released the results of 124 infill and core holes completed since February 1, 2014 for a total of 12,490 meters (40,976 feet).

THIRD QUARTER REPORT	KLONDEX MINES LTD

For the three and nine months ended September 30, 2014, the mineral and waste development at Fire Creek totaled 354 m (1,160 ft.) and 424 m (1,390 ft.), respectively, and a total of 675 m (2,215 ft.) and 853 m (2,799 ft.), respectively.

Production

In the third quarter of 2014, the Company extracted a total of 20,049 tons of Fire Creek mineralized material containing 30,842 gold ounces and 30,500 silver ounces through its bulk sampling program. During the third quarter, the average grade of mineralized material extracted at Fire Creek averaged 1.54 gold ounce es per ton, a 27% increase over the average mine grade of the measured and indicated resource listed in the PEA. However, grades are expected to be lower in the fourth quarter. For the nine months ended September 30, 2014, the Company extracted 45,2770 tons of mineralized material containing 56,260 gold ounces and 52,050 silver ounces.

During the three months ended September 30, 2014, the Company milled 17,501 tons of Fire Creek material containing 28,506 gold ounces and 27,119 silver ounces. Gold and silver recoveries for the quarter were 94.7% and 95.8%, respectively, for a total of 26,983 gold ounces and 25,987 silver ounces produced. In the nine months ended September 30, 2014, the Company milled 39,591 tons of Fire Creek material containing 52,047 gold ounces and 47,039 silver ounces. Gold and silver recoveries for the first nine months were 94.2% and 95.6%, respectively, producing 49,007 gold ounces and 44,956 silver ounces. In addition, the Company recovered 2,439 gold ounces before the acquisition of the Midas mill.

The RIB construction has been completed. The RIB was designed and built as a long-term water management system at Fire Creek, able to handle large volumes of water on a sustainable bas sis.

Baseline data collection, data monitoring, and permit acquisition are expected to be carried out through 2015. A full-production permit for the Fire Creek Project is expected in the second-half of 2015.

During the third quarter, the Company’s Fire Creek Project received a safety award from the Nevada Mining Association. Fire Creek won first place in the Small Underground Operations category for the State of Nevada.

FIRE CREEK FINANCIAL RESULTS

	Three Months Ended	Nine Months Ended
	September 30,	September 30,
	2014	2014
Revenue	$24,848,514	$50,116,180
Production costs	7,011,806	17,071,244
Depreciation and depletion	6,378,277	11,723,492
Gross profit	11,458,431	21,321,444
General and administrative expense	101,234	188,855
Earnings from operations	$11,357,197	$21,132,589
Capital expenditures	$4,221,791	$9,876,721

Revenue

During the three and nine months ended September 30, 2014, Fire Creek generat ted $24.8 million and $50.1 million, respectively, from the sale of 17,825 gold ounces and 19,181 silver ounces and 37,740 gold ounces and 34,637 silver ounces, respectively.

THIRD QUARTER REPORT	KLONDEX MINES LTD

In 2013, proceeds from the sale of gold were applied against Fire Creek exploration and evaluation assets. A full production decision at Fire Creek has not been made by Klondex as it is still in the bulk sampling phase. The mineralized material extracted from Fire Creek under the bulk sample permit is processed through the Midas mill. Based on the material quantities of gold generated under the bulk sample permit, the Company first recognized revenue from the bulk sample program at the Fire Creek Project during the second quarter of 2014.

In the first quarter, the Company received payment of $3,343,437 (US$3,024,914) from the sale of 2,439 ounces of gold delivered to the Midas mill in 2013. This amount was reported as sale of mineralized mate erial and credited to the carrying value of Fire Creek mineral properties as it was considered pre-production.

Cost of Sales

The Fire Creek production costs in the three and nine months ended September 30, 2014 were $7.0 million and $17.1 million, respectively. Production costs per GEO sold in the three and nine months ended September 30, 2014 were $387 and $476, respectively. Production costs per gold ounce sold on a by-product basis in the three and nine months ended September 30, 2014 were $373 and $463, respectively. See "Non-IFRS Measures". The production costs per GEO sold and the production costs per gold ounce sold on a by-product basis in the third quarter were lower by 32% and 33%, respectively, compared to the second quarter of 2014. The lower production costs per unit in the third quarter were primarily due to an increase in the gold grade to 1.54 ounces per ton in the third quarter. The depreciation and depletions costs in the three and nine months ended September 30, 2014 were $6.4 million and $11.7 million, respectively.

Gross Profit

The gross profit from Fire Creek for the three and nine months ended September 30, 2014 was $11.5 million and $21.3 million, respectively.

Capital Expenditures

Capital expenditures for Fire Creek incurred during the three and nine months ended September 30, 2014 and 2013 were $4.2 million and $9.9 million, respectively (2013 – $2.8 million and $16.6 million, respectively). The expenditures relate mainly to exploration, development, widening of the ramp and d construction of the RIB. The ramp widening project was initiated in the second quarter of 2014 and was completed in the third quarter of 2014. The wider ramp will allow 30 ton haulage trucks underground to improve flexib bility and efficiency in the mine and is expected to reduce operating costs. The RIB project construction was completed. All major infrastructure at Fire Creek is now complete. Going forward most capital costs for Fire Creek will be for exploration and development.

THIRD QUARTER REPORT	KLONDEX MINES LTD

MIDAS MINE AND MILL OPERATING RESULTS

	Three months ended	Nine months ended
	Septeember 30,	September 30,
Operating information	2014	2014
Ore Tons Mined	34,793	86,601
Mined Ounces (Contained)
Gold	5,983	12,377
Silver	355,661	898,766
Gold equivalent	11,614	26,608
Average Ore Grade
Gold (oz./ton)	0.17	0.14
Silver (oz./ton)	10.22	10.38
Ore Tons Milled	37,242	82,926
Milled Ounces (Contained)
Gold	6,370	12,163
Silver	353,190	841,053
Gold equivalent	11,962	25,479
Midas Mill Recovery Rate
Gold	94.4%	93.9%
Silver	95.8%	95.4%
Ounces Recovered from the Midas Mill
Gold	6,012	11,415
Silver	338,417	802,192
Gold equivalent	11,370	24,116
Ounces Recovered from the Carbon Circuit
Gold	344	1,116
Silver	31	677
Gold equivalent	345	1,127
Total Ounces Produced
Gold	6,356	12,531
Silver	338,448	802,869
Gold equivalent	11,715	25,243
Ounces Sold
Gold	5,341	9,088
Silver	296,323	681,945
Gold equivalent	10,033	19,885
Average realized price
Gold ($/ounce)	$1,375	$1,393
Silver ($/ounce)	$19.65	$20.98
Production costs per gold equivalent ounce sold	$1,021	$1,035
Production costs per gold ounce sold on a by-product basis	$828	$691

Development and Exploration

The Company assumed ownership of the Midas Mine on February 11, 2014 and subsequently initiated drilling and underground mining at the Midas Mine. A total of 12,269 m (40,254 ft.) of drilling was completed in the third quarter and a total of 28,089 m (92,161 ft.) for the nine months ended September 30, 2014.

Ore and waste development at Midas totaled 1,103 m (3,634 ft.) and 650 m (2,144 ft.), respectively in the third quarter and totaled 2,006 m (6,582 ft.) and 1,359 m (4,458 ft.), respectively, in the nine months ended September 30, 2014.

On September 30, 2014, the Company announced a revised resource for Midas increasing the measured and indicated gold equivalent ounces by 142,000 (37%) to 526,000 ounces and the inferred gold equivalent ounces by 212,000 (283%) to 287,000 ounces. The measured and indicated GEO per ton grade increased 14.6% to 0.471 and the inferred GEO per ton grade increased 14.0% to 0.334. The majority of the updated mineral resource occurs in close proximity to the current mine workings, in previously mined veins including the Colorado Grande, Discovery, Snow White, Gold Crown and 905 veins.

THIRD QUARTER REPORT	KLONDEX MINES LTD

Production

At Midas, the Company extracted a total of 34,793 tons of ore containing 5,983 gold ounces and 355,661 silver ounces in the third quarter, and a total of 86,601 tons containing 12,377 gold ounces and 898,766 silver ounces for the nine months ended September 30, 2014.

During the three months ended September 30, 2014, the Company milled 37,242 tons of Midas material containing 6,370 gold ounces and 353,190 silver ounces. Gold and silver recoveries for the quarter were 94.4% and 95.8%, respectively, for a total of 6,012 gold ounces and 338,417 silver ounces produced. In the nine months ended September 30, 2014, the Company milled 82,926 tons of Midas material containing 12,163 gold ounces and 841,053 silver ounces. Gold and silver recoveries for the nine months were 93.9% and 95.4%, respectively, producing 11,415 gold ounces and 802,192 silver ounces.

During the second quarter of 2014, the Company began toll milling ore for a third party. The Company will continue to review toll milling agreements with other parties in order to utilize available capacity at Midas.

In the second quarter, Midas began running its carbon circuit. The Company recovered 344 gold ounces and 31 silver ounces in the third quarter and 1,116 gold ounces and 677 silver ounces in the nine months ended September 30, 2014.

MIDAS FINANCIAL RESULTS

	Three Months Ended	Nine Months
	September 30,	Ended September
	2014	30, 2014
Revenue	$13,164,273	$26,967,565
Production costs	10,242,815	20,581,019
Depreciation and depletion	1,596,125	3,176,684
Gross profit	1,325,333	3,209,862
General and administrative expense	101,234	188,855
Earnings from operations	$1,224,099	$3,021,007
Capital expenditures	$4,582,278	$9,912,845

Revenue

During the three and nine months ended September 30, 2014, revenue for Midas was $13.2 million and $27.0 million, respectively, from the sale of 5,128 gold ounces and 296,323 silver ounces and 8,809 gold ounces and 681,945 silver ounces, respectively.

Cost of Sales

The production costs for Midas for the three and nine months ended September 30, 2014 were $10.2 million and $20.6 million, respectively. Production costs per GEO sold in the three and nine months ended September 30, 2014 were $1,021 and $1,035, respectively. Production costs per gold ounce sold on a by-product basis in the three and nine months ended September 30, 2014 were $828 and $691, respectively. See "Non-IFRS Measures". The production costs per GEO sold and the production costs per gold ounce sold on a by-product basis in the third quarter were 6% lower and 60% higher, respectively, compared to the second quarter of 2014. The increase in the production costs per gold ounce sold on a by-product basis in the third quarter were primarily due to timing of sales of silver ounces. The depreciation and depletion costs for the three and nine months ended September 30, 2014 were $1.6 million and $3.2 million, respectively.

THIRD QUARTER REPORT	KLONDEX MINES LTD

Gross Profit

The gross profit for Midas for the three months and nine months ended September 30, 2014 was $1.3 million and $3.2 million, respectively.

Capital Expenditures

Capital expenditures for Midas for the three and nine months ended d September 30, 2014 were $4.6 million and $9.9 million, respectively. The capital expenditures were mainly for exploration and development.

OUTLOOK FOR 2014

The focus throughout the remainder of 2014 will be to continue to advance current activities at both the Fire Creek Project and the Midas Mine, with the objective of completing the following items:

Fire Creek

•	Prepare and release a revised resource for Fire Creek;
•	Continue the in-fill drill program for the Fire Creek Main Zone on 75 foot centers;
•	Continue exploration drilling and development drifting on Fire Creek’s West Zone discoveries;
•	Continue the bulk sampling program to test different mining methods and to assess the meallurgical characteristics of Fire Creek mineralized material; and,
•	Continue work on the Fire Creek full-production permitting;

Midas Mine & Mill

•	File the Midas technical report in the fourth quarter for the resource released on September 30, 2014;
•	Continue the accelerated exploration drill program at the Midas Mine; and,
•	Evaluate tailings storage options at the Midas Mill.

The $16.1 million net proceeds from the Offering completed on July 30, 2014 will mainly be used for an accelerated exploration drill program at Midas. It is expected that approximately $10.5 million will be used to test outlined drill ta argets near mining infrastructure at Midas. The remaining proceeds will be used at Fire Creek for exploration and development and for general working capital purposes. In 2014, th he Company intends to spend approximately $4.5 million of the proceeds from the Offering including $4.0 million at Midas and $0.5 million at Fire Creek and the remainder is expected to be spent in 2015.

Capital Expenditure spending is in line with the targeted $30.2 million for 2014, including approximately $12.8 million at t Fire Creek, $16.4 million at Midas and $1.0 million to be used for general corporate purposes. The spending is forecast to be allocated as follows: approximately $9.1 million for exploration drilling, $11.3 million for waste development, $4.5 million for accelerated exploration and development, $1.9 million for a water treatment plant and RIB and $3.4 million for lab equipment, economic assessments, equipment and software. Actual capital expenditures during the third quarter were $7.8 million, and in the nine months ended September 30, 2014 were $20.3 million.

THIRD QUARTER REPORT	KLONDEX MINES LTD

LIQUIDITY AND CAPITAL RESOURCES

Working capital at September 30, 2014 and December 31, 2013 are shown below.

	September 30,	December 31,
	2014	2013
Current Assets
Cash	$43,230,909	$13,509,155
Receivables	4,029,403	49,260
Inventories	23,952,968	-
Prepaid Expenses	1,636,701	273,088
Total Current Assets	$72,849,981	$13,831,503

Current Liabilities
Accounts payable and accrued liabilities	$14,031,484	$5,795,512
Income tax payable	2,229,000	-
Due to related parties	-	662,426
Obligations under gold purchase agreement, current	6,466,100	-
Loans payable, current	1,895,428	7,000,000
Total Current Liabilities	$24,622,012	$13,457,938

Working Capital	$48,227,969	$373,565

The Company improved its working capital by $47.9 million during the year. The Company currently anticipates having sufficient working capital to meet its 2014 and 2015 expenditures requirements for the Fire Creek Project and the Midas Mine.

Cash Flow

	Three months ended		Nine months ended
		September 30,		September 30,
	2014	2013	2014	2013
Net cash provided by (used in) operating activities prior to changes in non-cash working capital	$17,839,345	$(763,491)	$29,536,099	$1,991,248
Net cash provided by (used in) operating activities	16,190,947	(353,202)	27,827,201	1,946,078
Net cash provided by (used in) in investing	(329,128)	(2,728,722)	(106,069,779)	(14,203,520)
Net[i] cash i [i] provided by (used in) financing activities	11,129,567	2,986,827	106,637,630	(1,025,504)
Effect of foreign exchange on cash balances	1,113,364	2,878	1,326,702	108,477
Net increase (decrease) in cash	28,125,020	(92,219)	29,721,754	(17,066,625)
Cash, end of period	$43,230,909	$982,570	$43,230,909	$982,570

During the third quarter, cash increased by $28.1 million due to cash provided by operating activities, the Offering, and US$7 million from the use of surety bonds to replace cash bonds. During the nine months ended September 30, 2014, cash increased by $29.7 million due to the Subscription Receipt Financing, proceeds from the Gold Purchase Agreement and Facility Agreement (each as defined below), exercise of warrants, the Offering, US$7 million from the use of surety bonds to replace cash bonds and cash provided by operating activities in excess of cash used in investing activities.

THIRD QUARTER REPORT	KLONDEX MINES LTD

Cash provided by (used in) operating activities before changes in non-cash working capital in the third quarter was $17.8 million (2013 – ($0.8 million)) and for the nine months ended September 30, 2014 was $29.5 million (2013 – ($2.0 million)).

Cash provided by (used in) operating activities during the quarter totaled $16.2 million (2013 – ($0.4 million)) and cash used in operating activities in the nine months ended September 30, 2014 totaled $27.8 million (2013 – ($1.9 million)).

Cash used in investing activities during the third quarter totaled $0.3 million (2013 – $2.7 million) and in the nine months ended September 30, 2014 totaled $106.1 million (2013 – ($14.2 million)).

Cash provided by (used in) financing activities in the third quarter totaled $11.1 million (2013 $3.0 million) and in the nine months ended September 30, 2014 totaled $106.6 million (2013 – ($1.0 million)). In the third quarter, the Company received $15.3 million cash from the Offering, proceeds from exercise of stock options and warrants offset by y payments of $4.8 million debt and interest.

To the extent that additional capital will be required, the Company proposes to meet any such funding requirements through the processing of mineralized material from the Fire Creek Project and the Midas Mine and/or by arranging other equity or loan financing. In light of the continually changing financial mar rkets, commodity prices and general operational risks, there is no assurance that funding from the issuance of equity or debt will be possible when required or desired by the Company on favourable terms to the Company or at all. The Company anticipates that in-the-money options and warrants with an expiry date in 2014 will be exercised but there is no assurance this will occur.

The Facility Agreement contains customary events of default and covenants for a transaction of its nature, including limitations on future indebtedness during its term. Early repayment of the loan under the Facility Agreement by the Company is required under an event of default under the Facility Agreement, including in the event that the Company has failed to pay within three business days of being due any principal or interest totaling $250,000 or more on any indebtedness of the Company other than the indebtedness under the Facility Agreement. In addition, beginning April 1, 2014 and accumulating until a rolling 12 months is reached, the Company may not incur indebtedness where, on the date of such incurrence, and after giving effect thereto and the application of proceeds therefrom, the consolidated adjusted EBITDA of the Company and its subsidiaries divided by the sum of the consolidated debt expense (net of consolidated interest income) of the Company and its subsidiaries would be less than 3.5.

The Gold Purchase Agreement also contains customary events of default and covenants for a transaction of its nature. A default under the Facility Agreement would also constitute a default under the Gold Purchase Agreement. The Company is in compliance with the terms of the Gold Purchase Agreement and Fac cility Agreement.

THIRD QUARTER REPORT	KLONDEX MINES LTD

CONTRACTUAL OBLIGATIONS

As at September 30, 2014, the Company had the following contractual obligations outstanding.

Contracts and leases		Less than 1
	Total	year	1 – 3 years	3 – 5 years	After 5 years
Gold Purchase Agreement	$52,424,109	$12,835,272	$23,304,324	$16,284,513
Long–term debt and interest	31,513,833	5,676,463	25,837,370		–
Decommissioning provision	19,138,839	–	–	–	19,840,909
Total contractual obligations	$103,076,781	$18,511,735	$49,141,694	$16,284,513	$19,840,909

During the three and nine months ended September 30, 2014, the Company delivered 2,894 and 3,859 gold ounces, respectively, under the Gold Purchase Agreement.

CORPORATE DEVELOPMENT

Klondex seeks to create value for its shareholders by strategically growing the Company through a combination of organic and external initiatives. The acquisition of Midas and its milling facility in in the first quarter of 2014 was a catalyst for its growth at the beginning of this year. The Company will primarily focus on organic growth, consisting of developing its own projects and expanding its mineral resources through an accelerated exploration program funded by the Offering completed on July 30, 2014 but will also continue to review external opportunities.

Midas Acquisition

On December 4, 2013, the Company entered into a stock purchase agreement with Newmont USA Limited ("Newmont USA"), a subsidiary of Newmont Mining Corporation ("Newmont"), to acquire the Midas mine and mill facility. The acquisition (the "Midas Acquisition") closed on February 11, 20144 and included the Midas milling facility, mining equipment and an operating gold and silver mine. Approximately a quarter of the equipment acquired under the Midas Acquisition was sent to Fire Creek, thereby reducing the anticipated 2014 capital costs for equipment at Fire Creek.

On February 11, 2014, Klondex completed the Midas Acquisition from Newmont USA. Adding the Midas milling facility improves the outlook for Klondex and Fire Creek by cementing a long-term milling solution for the Company, reducing operating and capital costs, minimizing risks associated with toll milling, and ultimately enhancing the potential for increased cash flows from operations. The Midas mill benefits from the additional mineralized material from the Fire Creek bulk sampling program, reducing average milling costs at Midas by utilizing unused capacity of the mill.

The purchase price of the Midas Acquisition was comprised of approximately US$55 million in cash and the issuance by y the Company to Newmont USA of 5 million Common Share purchase warrants at an exercise price of $2.15, with a 15-year term, subject to acceleration in certain circumstances. To satisfy Nevad da and federal regulatory authorities requirements, the Company deposited approximately US$28.0 million as reclamation bonds to replace Newmont USA's surety arrangements. The Company also paid US$2.7 million for a mining tax receivable associated with the acquired company.

The Midas Acquisition was financed through the Subscription Receipt Financing (as defined below), the 2014 Debt Financing (as defined below) and the Gold Purchase Arrangement (as defined below) (collectively, the "Midas Acquisition Financings").

THIRD QUARTER REPORT	KLONDEX MINES LTD

The Company accounted for the acquisition as a business acquisition with the purchase price preliminarily allocated to the identifiable assets and liabilities acquired as presented below.

Purchase price
Cash	$63,670,033
Warrants	6,500,000
$70,170,033

The cash consisted of a $60.7 million (US$55.0 million) purchase price and $3.0 million (US$2.7 million) adjustment for mining tax receivable.

Net assets acquired
Inventory	$2,043,837
Mining tax receivable	3,028,244
Mineral properties	22,344,574
Plant and equipment	61,319,126
Reclamation liability	(17,248,956)
Deferred tax liability	(1,316,792)
$70,170,033

This allocation is preliminary as the Company has not completed the valuation process. The allocation may be adjusted in future periods as additional information becomes available. The Company recognized expenses of $1,873,651 for transaction fees, legal, audit and other services related to the Midas Acquisition in the first quarter and $383,367 during the second quarter, for a total of $2,557,018. The Midas Acquisition was synergistic in nature by providing the Fire Creek Project with a nearby Klondex operated milling facility and second mining operation. Fire Creek provides additional mineralized material to the Midas mill and the mill fixed costs and depreciation can be allocated over more units reducing the cost per GEO. Klondex anticipates that, by sharing certain cost items between two projects, further cost reductions will be realized for both projects.

Midas Acquisition Financings

On January 9, 2014, the Company completed an offering (the "Subscription Receipt Financing") of 29,400,000 subscription receipts at a price of $1.45 per subscription receipt on a private placement basis, raising aggregate gross proceeds of $42,630,000 pursuant to the terms of an agency agreement dated December 6, 2013 between the Company and GMP Securities L.P., MGI Securities Inc., Mackie Research Capital Corporation, M Partners Inc., Jones, Gable & Company Limited and PI Financial Corp.

On February 11, 2014, the Company entered into a senior secured loan facility agreement (the "Facility Agreement") with a syndicate of lenders led by Royal Capital Management Corp., and including The K2 Principal Fund L.P. and Jones, Gable & Company Limited pursuant to which the Company issued units consisting of in the aggregate $25,000,000 principal amount of notes, issued at a 2.5% discount to par value, and 3,100,000 warrants ("2014 Lender Warrants") to purchase Common Shares (the "2014 Debt Financing"). The 2014 Lender Warrants have an exercise price of $1.95 and expire on February 11, 2017.

On February 11, 2014, the Company entered into a gold purchase agreement (the "Gold Purchase Agreement") with Franco-Nevada GLW Holdings Corp., a subsidiary of Franco-Nevada Corporation ("FNC"), pursuant to which the Company raised proceeds of US$33,763,640 in consideration for the delivery of an aggregate of 38,250 ounces of gold. Under the terms of the Gold Purchase Agreement, the Company is required to make gold deliveries at the end of each month, with the first delivery being due and having been made on June 30, 2014. Gold deliveri ies will cease when the delivery of 38,250 ounces of gold is completed by December 31, 2018. The annualized delivery schedule is shown in the following table.

THIRD QUARTER REPORT	KLONDEX MINES LTD

Year	Au (ounces)
2014	6,750
2015	7,500
2016	8,000
2017	8,000
2018	8,000
Total	38,250

The Company's obligations under each of the 2014 Debt Financing and the Gold Purchase Ar rrangement are secured against all of the assets and property of the Company and its subsidiaries. The security granted for the performance of the Company's obligations under the 2014 Debt Financing and the Gold Purchase Arrangement rank pari passu.

Royalty Agreements

On February 12, 2014, the Company entered into a royalty agreement with Franco-Nevada U.S. Corporation ("Franco-Nevada US"), a subsidiary of FNC, and Klondex Gold & Silver Mining Company, a subsidiary of the Company, pursuant to which the Company received proceeds of US$1,018,050 from the grant to Franco-Nevada US of a 2.5% NSR royalty on the Fire Creek Project beginning in 2019. The Company also entered into a royalty agreement with Franco-Nevada US and Newmont Midas Operations Inc. ("Midas Operations"), a wholly-owned subsidiary of Newmont Midas Holdings Limited, pursuant to which Midas Opera ations received proceeds of US$218,310 from the grant of a 2.5% NSR royalty to Franco-Nevada US on the Midas Mine also beginning in 2019.

Offering Completed on July 30, 2014

On July 30, 2014, the Company completed the Offering for aggregate gross proceeds of $16,100,000. Under the Offering, the Company issued and sold 8,050,000 common shares, which included an over-allotment of 1,050,000 common shares, at a price of $2.00 per common share. The underwritters received a total of $665,000 cash commission, representing 5% of the gross proceeds of the Offering, excluding $2,800,000 from subscriptions by purchasers on the president's list. As additional compensation, the Company granted the underwriters an aggregate of 266,000 compensation warrants, being an amount equal to 4% of the number of common shares sold, excluding the 1,400,000 common shares sold to purchasers on the president's list. The compensation warrants are exercisable at $2.25 per compensation warrant and may be exercised at any time during a period of 24 months following the closing date.

Utilizing the injection of cash from the equity financing and cash fl flow generated from operations Klondex plans to further advance the Company through organic growth at both properties.

OFF BALANCE SHEET ARRANGEMENTS

As at September 30, 2014, there were no off-balance sheet arrangements to which the Company is committed.

CHANGES IN ACCOUNTING POLICIES

The accounting policies used in the condensed consolidated interim financial statements are consistent with those of the previous year, except as described below.

The Company adopted new accounting policies as described below because of the reclassification of the Fire Creek project to the bulk-sample production stage from the evaluation and exploration stage and the acquisition of Midas mine and milling facility.

THIRD QUARTER REPORT	KLONDEX MINES LTD

Business combinations

The Company applies the acquisition method to account for business combination ns. The consideration transferred for the acquisition of a subsidiary comprises the fair values of the assets and liabilities transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Company. Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Acquisition-related costs are expensed as incurred.

Where the initial accounting for the business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports provisional amounts for the fair value of assets acquired and liabilities assumed. During the measurement period, the Company will retrospectively adjust the provisional amounts recognized at t the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized at that date. The measurement period will not exceed one year from the acquisition date.

Revenue recognition

Revenue related to sales of gold and silver is recognized when the significant risks and rewards of ownership have been transferred. This is considered to have occurred when title passes to the buyer pursuant to the related purchase agreement. Revenue is recognized to the extent that it is probable that the Company will receive economic benefits and is measured at the fair value of the consideration received or receivable less any applicable discounts.

Mining taxes and royalties

Mining taxes and royalties are treated and disclosed as current and deferred taxes if they have the characteristics of an income tax. This is considered to be the case when they are imposed under go overnment authority and the amount payable is calculated by reference to revenue (net of any allowable deductions).

Inventories

Inventories, which include supplies, in-process and finished goods, are valued at the lower of average cost or net realizable value.

•	Supplies inventory: Supplies inventory consists of suppplies used in mining and milling operations and spare parts. Costs include acquisition, freight and tax.
•

In-process inventory: In-process inventory consists of ore in stockpiles and ore in circuit in the mill. Costs include all direct costs incurred in production and milling including labor, materials, overhead, depreciation and depletion.

•

Finished goods inventory: Finished goods inventory consists of doré gold or silver bars at the mill or at the third-party refiner and refined metal that is still under ownership of the Company. Costs include all costs of in-process inventory plus any additional refining costs incurred.

SIGNIFICANT ESTIMATES AND JUDGMENTS

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of such financial statements and the reported amount of revenues and expenses during the period. Management be elieves the estimates used are reasonable; however, actual results could differ materially from those estimates and, if so, could impact future results of operations and cash flows.

THIRD QUARTER REPORT	KLONDEX MINES LTD

Areas requiring the use of estimates in the preparation of the Company's condensed consolidated financial statements are as follows:

Acquisition accounting

The acquisition of a company or asset may result in the reporting of a business combination or asset acquisition as defined under IFRS. Judgment is required to determine the appropriate accounting treatment for acquisition by the Company.

Reclassification of evaluation and exploration assets

The Company reclassifies assets from exploration and evaluation to production assets once recovery of the resource is deemed economically viable and technically feasible. At this point, the asset is tested for impairment and then reclassified to mineral properties, plant and equipment.

Obligations under gold purchase agreement

Management determined the obligation to deliver gold within the gold purchase agreement is subject to the ‘own use’ scope exception under IAS 39 which represents a significant judgment. The jud dgment is based on the fact that the Company has the ability, and management has the intention, to deliver gold to meet this requirement.

Significant assumptions about the future and other sources of judgments and estimates that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions mad de, relate to, but are not limited to, the following:

Fair value of assets and liabilities acquired in an acquisition

In the determination of the fair value of assets and liabilities acquired through an acquisition accounted for as a bu usiness combination, management makes certain judgments and estimates regarding mineral reserves or resources, commodity prices, economic lives, reclamation costs and discount rates, among others. Due to the complex nature of the valuation process, information may become available following g the initial determinations that could change the provisional measurement of assets and liabilities acquired.

Work-in-process and production costs

The Company makes estimates of the amount of recoverable ounces in work-in-process inventory which is used in the determination of the cost of goods sold during the period. Change es in these estimates could result in a change in carrying value of inventories and mine operating costs in future periods. The Company monitors the recovery of gold ounces from the mill and could use this information to refine its original estimate.

Depletion

The Company uses estimated recoverable resources as the basis for determining the amortization of certain mineral property, plant and equipment as proven and probable reserves have not been def fined. This results in an amortization charge in the respective period proportionate to the depletion of the related resource. Determining the amount of recoverable resources is complex and requires the use of estimates and assumptions related to geological sampling and modeling, future commodity prices and costs to extract and process the ore, among others.

THIRD QUARTER REPORT	KLONDEX MINES LTD

The critical judgments and key sources of estimation uncertainty in the application of accounting policies are disclosed in Note 2 to the Company's condensed consolidated interim financial statements.

Income taxes

The Company uses the liability method of accounting for income taxes including mining taxes and royalties if they have the characteristics of an income tax. Under the liability method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, unused tax losses and other income tax deductions using enacted or substantively enacted tax rates expected to apply when the related ass sets are realized or the liabilities are settled. Deferred income tax assets are reassessed at the end of each reporting period and are recognized to the extent that it is probable the Company will have taxable income against which those deductible temporary differences, unused ta ax losses and other income tax deductions can be utilized.

Current and deferred income tax expense or benefit are recognized in net earnings except when they arise as a result of items recognized in other comprehensive income or directly in equity, in which case the related current and deferred income tax expense or benefit are also recognized in other comprehensive income or directly in equity.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company is exposed in varying degrees to financial risks, including currency risk, credit risk, interest rate risk, liquidity risk, commodity price risk and other risks. The Company's earnings can vary significantly with fluctuations in the market price of gold and silver. The Company's practice is not to hedge mettal sales. On occasion, however, the Company may assume or enter into forward sales contracts or similar instruments if hedges are acquired in a business acquisition, if hedges are required under project financing req quirements, or when deemed advantageous by management. As at September 30, 2014, the Company did not have any financial instruments qualifying as hedges. However, the Gold Supply Agreement discussed previously meets the definition of a derivative financial instrument. The Company measures derivatives at fair value each reporting period with unrealized gains and losses recorded in the consolidated statements of loss.

The Company's earnings are affected by fluctuations in exchange rates and the volatility of these rates. The Company does not, in general, use derivative instruments to reduce its exposure to foreign currency risk.

See also "Risk Factors".

OUTSTANDING SHARE DATA

As at the date hereof, the Company has an unlimited number of common shares authorized and 121,520,653 common shares are outstanding. As at the date hereof, there are 9,513,052 incentive stock options and 18,530,136 warrants to purchase common shares outstanding.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

In accordance with the requirements of National Instrument 52-109 - Certification of Disclosure in Issuer's Annual and In nterim Filings, the Company's management, including Chief Executive Officer and Chief Financial Officer, have evaluated the operating effectiveness of the Company's internal con ntrol over financial reporting. Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting ("ICFR") is a process designed by, or under, the supervision of, the Chief Executive Officer and Chief Financial Officer and effected by management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with international financial reporting standards. ICFR may not prevent or detect misstatements and are only designed to provide reasonable assurance.

THIRD QUARTER REPORT	KLONDEX MINES LTD

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

In connection with the Midas Acquisition and the reclassification of the Fire Creek project from evaluation and exploration assets into development as defined under IFRS, the Company has established new processes and internal controls over such areas as revenue recognition, inventory valuation, and business acquisition accounting. There were no other changes in ICFR during the quarter ended September 30, 2014 that are rea asonably likely to materially affect or that have materially affected ICFR.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding timely public disclosure of the information.

NON-IFRS MEASURES

The Company has included non-IFRS measure for "Production costs per gold equivalent ounce" and “Production costs per gold ounce sold on a by-product basis” in this MD&A to supplement its financial statements which are presented in accordance with IFRS. Management believes that these measures provide investors with an improved ability to evaluate the performance of the Company. Non-IFRS measures do not have a standardized meaning prescribed under IFRS. Therefore, they may not be comparable to similar measures employed by other companies. The data are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The following tables provide a reconciliation of production per the financial statements to production costs per GEO sold and production costs per gold ounce sold on a by-product basis:

	Three Months Ended	Nine Months
	September 30,	Ended September
	2014	30, 2014

Fire Creek
Production costs	$7,011,806	$17,071,244
Gold equivalent ounces sold	18,129	35,850
Production costs per gold equivalent ounce sold	$387	$476

Midas
Production costs	$10,242,815	$20,581,019
Gold equivalent ounces sold	10,033	19,885
Production costs per gold equivalent ounce sold	$1,021	$1,035

Total
Production costs	$17,254,621	$37,652,263
Gold equivalent ounces sold	28,162	55,735
Production costs per gold equivalent ounce sold	$613	$676

The silver to gold ratio used to calculate gold equivalent ounces is 63.1579:1

THIRD QUARTER REPORT	KLONDEX MINES LTD

	Three Months Ended	Nine Months
	September 30,	Ended September
	2014	30, 2014

Fire Creek
Production costs	$7,011,806	$17,071,244
Less: silver credit	(366,166)	(720,645)
Production costs after silver credit	$6,645,640	$16,350,599
Gold ounces sold	17,825	35,301
Production costs per gold ounce sold on a by-product basis	$373	$463

Midas
Production costs	$10,242,815	$20,581,019
Less: silver credit	(5,822,933)	(14,304,350)
Production costs after silver credit	$4,419,882	$6,276,669
Gold ounces sold	5,341	9,088
Production costs per gold ounce sold on a by-product basis	$828	$691

Total
Production costs	$17,254,621	$37,652,263
Less: silver credit	(6,189,099)	(15,024,995)
Production costs after silver credit	$11,065,522	$22,627,268
Gold ounces sold	23,166	44,389
Production costs per gold ounce sold on a by-product basis	$478	$510

CAUTIONARY NOTES

Forward-looking information

This MD&A contains "forward-looking information" within the meaning of Canadian securities legislation. All forward-looking information contained in this MD&A is given as of the date hereof. In certain cases, forward-looking information can be identified by the use of words such as "believe", "intend", "may", "will", "should", "plans", "anticipates", "believes", "potential", "intends", "expects" and other similar expressions. Forward-looking information reflects the current expectations and assumptions of management, and is subject to a number of known and unknown risks, uncertainties and other factors, which may cause the Company's actual results, performance or achievements to be e materially different from any anticipated future results, performance or achiev vements expressed or implied by the forward-looking information. Forward-looking information, particularly as it relates to the actual results of exploration and evaluation activities, actual results of reclamation activities, the estimation or realization of mineral resources, the timing and amount of estimated future production, the timing and receipt of required permits and approvals, capital expenditures, costs and timing of the development of new mineral deposits, requirements for additional capital, the sufficiency of working capital, and the future prices of precious and d base metals, is inherently uncertain. In addition, the timing and magnitude of certain events are inherently risky and uncertain, particularly as they relate to the possible variations in mineral grade or recovery rates, failure of plant, eq quipment or processes to operate as anticipated, accidents, labour disputes, road blocks and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, currency fluctuations, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation.

THIRD QUARTER REPORT	KLONDEX MINES LTD

Key assumptions upon which the Company's forward-looking information is based include the following: estimated prices for gold and silver; being able to secure new financing to conttinue its exploration, development and operational activities; currency exchange rates; the ability of the Company to comply with environmental, safety and other regulatory requirements and being able to obtain regulatory approvals (including licenses and permits) in a timely manner; there not being any material adverse effects arising as a result of political instability, taxes or royalty increases, terrorism, sabotage, natural disasters, equipment failures or adverse changes in government legislation or the socio-economic conditions in the regions in which the Company operates; the Company being able to achieve its growth strategy; the Company's operating costs; key personnel and access to all equipment necessary to operate the Fire Creek Project and the Midas Mine.

These assumptions should be carefully considered. The reader is cautioned not to place undue reliance on the forward-looking information or the assumptions on which the Company's forward-looking g information is based. The reader is advised to carefully review and consider the risk factors identified in this MD&A under the heading "Risk Factors" and elsewhere herein for a discussion of the factors that could cause the Company's actual results and performance to be materially different from any anticipated future results or performance expressed or implied by the forward-looking information. The reader is further cautioned that the foregoing list of assumptions is not exhaustive and it is recommended that the reader consult the more complete discussion of the Company's business, financial condition and prospects that is included in this MD&A. The forward-looking information contained in this MD&A is given as of the date hereof and, accordingly, is subject to change after such date.

Although the Company believes that the assumptions on which the forward-looking information is given are reasonable, based on the information available to the Company on n the date such forward-looking information was given, no assurances can be given as to whether these assumption ns will prove to be correct. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update or revise any forward-looking information, except as, and to the extent, required by applicable securities laws. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement.

Technical information

A production decision at the Fire Creek Project has not been made by Klondex, as it is still in the bulk sampling phase. Although a production decision at the Fire Creek Project has not been made, the mineralized material extracted from the Fire Creek Project under the bulk sample permit is proces ssed through the Midas mill.

A production decision at the Midas Mine was made by previous operators of the Midas Mine, prior to the acquisition of the Midas Mine by the Company, and the Company made a decision to continue production subsequent to the Midas Acquisition. This decision by the Company to continue production and, to the knowledge of the Company, the production decision made by the previous operator were not based on a feasibility study of mineral reserves demonstrating economic and technical viability prepared in accordance with NI 43-101 but were based on internal studies conducted by the prior owner of the project. The Company has no reason to believe that the data on which such studies were based or that the results of such studies are unreliable. However, readers are cautioned that there is increased uncertainty and higher risk of economic and technical failur re associated with such production decisions.

RISK FACTORS

As s a resource acquisition, exploration and development company, the Company is engaged in a highly speculative business that involves a high degree of risk and is frequently unsuccessful. In addition to the information disclosed elsewhere in this MD&A, readers should carefully consider the risks and uncertainties described below before deciding whether to invest in the Company's securities. These risk factors do not necessarily comprise all of the risks to which the Company is or will be subject.

THIRD QUARTER REPORT	KLONDEX MINES LTD

The Company's failure to successfully address the risks and uncertainties described below could have a material adverse effect on the Company's business, financial condition and/or r results of operations and could cause the trading price of the Common Shares to decline. The Company cannot guarantee that it will successfully address these risks or other unknown risks that may affect its business. Additional risk ks and uncertainties not presently known to the Company or that the Company currently deems immaterial may also impair the Company's business operations. If any of the possibilities described in such risks actually occurs, the Company's business, the Company's financial condition and operating results could be materially adversely affected. In addition to the risk factors mentioned below, readers of this MD&A are encouraged to read the risk factors as more fully described in the Company’s filings with the Canadian Securities Administrators, including its annual information form, available under the Company's issuer profile on SEDAR at www.sedar.com. Important risk factors to consider, among others, are the following:

•	The economic feasibility of mining has not been established.
•	The Company is extracting mineralized material from its Fire Creek Project under a bulk sample permit and must obtain a Full-Production permit to operate beyond the bulk sammple permit
•	The Company's exploration activities may not be commerciallyy successful.
•	Exploration, development and mining involve a high degree of risk.
•	The Company may be adversely affected by fluctuations in gold and silver prices.
•	The Company’s ability to pay interest and loan repayments depend on production.
•	The Company is subject to foreign exchange risk relating to thee relative value of the U.S. dollar.
•	Title to the Company's mineral properties may be subject to othher claims.
•	Mineral resources are only estimates which may be unreliable.
•	The Company currently has only two material properties.
•	The Company's operations are subject to environmental risks.

QUALIFIED PERSON AND TECHNICAL INFORMATION

Mark Odell, P.E., Principal Engineer, Practical Mining LLC, a "qualified person" as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") reviewed and is responsible for the technical information contained in this MD&A.

ADDITIONAL INFORMATION

Klondex's common shares are listed on the Toronto Stock Exchange ("TSX") under the symbol KDX and are listed on the OTCQX under the symbol "KLNDF". Additional information relating to the Company, including the Company's annual information form, is available under the Company's profile on SEDAR at www.sedar.com.